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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

CHANGE OF AUDITOR NOTICE

KISKA METALS CORPORATION

(the “Company”)

Kiska Metals Corporation, formerly Geoinformatics Exploration Inc., as a result of the business combination with Rimfire Minerals Corporation, hereby provides notice of a change of auditors. The Company’s auditors will be Hay & Watson, Chartered Accountants, located at 1822 2nd Ave W, Vancouver, BC, V6J1H9.

Information required on this form by Section 4.11 (7) Change of Auditor of National Instrument 51-102

a) Date of Resignation: October 20, 2009

b) The Company requested the resignation of the former auditor in connection with the business combination with Rimfire Minerals Corporation to facilitate consolidation of all financial and accounting functions at the head office in Vancouver, BC.

c) The Audit Committee of the Company approved the change of auditor on October 9, 2009. The change takes effect from October 15, 2009.

d) The former auditor’s report on the Company’s financial statements relating to the relevant period did not contain any reservation or qualification.

e) There were no reportable events as that term is defined in Section 4.11 (1) of National Instrument 51-102.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: November 5, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer